FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For the Fiscal Year ended December 31, 2003

                                       OR

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934

       For the transition period from ________________ to _________________

       Commission file number 1-14642

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            ING Americas Savings Plan and ESOP

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 ING Groep N.V.

                               Amstelveenseweg 500
                                1081 KL Amsterdam
                                 The Netherlands

                                       or

                                  P.O. Box 810
                                1000 AV Amsterdam
                                 The Netherlands

ING Americas Savings Plan and ESOP
Contents of Audited Financial Statements and Supplemental Schedule

I. The following financial statements and supplemental schedule for the ING Americas Savings Plan and ESOP are being filed herewith:

       Financial Statements and Supplemental Schedule
       December 31, 2003 and 2002, and the year ended December 31, 2003:

       Report of Independent Registered Public Accounting Firm

       Audited Financial Statements:

         Statements of Net Assets Available for Benefits as of:
           December 31, 2003
           December 31, 2002

         Statements of Changes in Net Assets Available for Benefits for the years ended:
           December 31, 2003
           December 31, 2002

         Notes to Financial Statements

       Supplemental Schedule:
         Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

       Signature Page

II.  The following exhibits are being filed herewith:

     Exhibit No.                Description

            1 Consent of Independent Registered Public Accounting Firm - Ernst & Young LLP

         99.1 Certification Pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

             Report of Independent Registered Public Accounting Firm



Plan Administrator
ING Americas Savings Plan and ESOP

We have audited the accompanying statements of net assets available for benefits of ING Americas Saving Plan and ESOP as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for purposes of additional analysis, and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Atlanta, Georgia
June 21, 2004

                       ING Americas Savings Plan and ESOP
                 Statement of Net Assets Available for Benefits
                             As of December 31, 2003




                                                        Allocated            Unallocated             Total
                                                    ------------------   ------------------   ------------------
Assets
Investments at fair value:
 Cash and money market funds                          $            -       $            -       $            -
 Mutual funds                                            313,244,040                    -          313,244,040
 Common stock                                            134,675,087                    -          134,675,087
 Participant loans                                        13,658,971                    -           13,658,971
Investments at contract value                            301,740,592                    -          301,740,592
                                                    ------------------   ------------------   ------------------
Total assets                                             763,318,690                    -          763,318,690

Liabilities
ESOP note payable                                                  -                    -                    -
                                                    ------------------   ------------------   ------------------
Net assets available for benefits                     $  763,318,690       $            -       $  763,318,690
                                                    ==================   ==================   ==================




   The accompanying notes are an integral part of these financial statements.

                       ING Americas Savings Plan and ESOP
                 Statement of Net Assets Available for Benefits
                             As of December 31, 2002




                                                        Allocated            Unallocated             Total
                                                    ------------------   ------------------   ------------------
Assets
Investments at fair value:
  Cash and money market funds                         $           -        $      55,713        $       55,713
  Mutual funds                                          219,532,980                    -           219,532,980
  Common stock                                           83,467,485           31,735,906           115,203,391
  Participant loans                                      12,008,225                    -            12,008,225
Investments at contract value                           278,512,626                    -           278,512,626
                                                    ------------------   ------------------   ------------------
Total assets                                            593,521,316           31,791,619           625,312,935

Liabilities
ESOP note payable                                                 -            5,121,890             5,121,890
                                                    ------------------   ------------------   ------------------
Net assets available for benefits                     $ 593,521,316        $  26,669,729        $  620,191,045
                                                    ==================   ==================   ==================




   The accompanying notes are an integral part of these financial statements.

                       ING Americas Savings Plan and ESOP
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2003




                                                        Allocated            Unallocated             Total
                                                    ------------------   ------------------   ------------------
Additions:
 Interest and dividends                               $   7,630,482        $     741,892         $   8,372,374
 Net appreciation in fair value of investments          116,958,854            3,678,121           120,636,975
 Contributions - participants                            41,604,580                    -            41,604,580
 Contributions - employer                                 3,667,218                    -             3,667,218
 Rollover contributions                                   3,219,034                    -             3,219,034
 Plan mergers                                            14,443,541                    -            14,443,541
 Principal payments on note                                       -            5,121,890             5,121,890
                                                    ------------------   ------------------   ------------------
Total additions                                         187,523,709            9,541,903           197,065,612

Deductions:
 Benefits paid directly to participants                  45,039,827                    -            45,039,827
 Administrative expenses                                  1,031,499                    -             1,031,499
 Cash used for debt service                                       -            5,121,890             5,121,890
 Interest expense                                                 -            1,124,954             1,124,954
 Other                                                            -            1,619,797             1,619,797
                                                    ------------------   ------------------   ------------------
Total deductions                                         46,071,326            7,866,641            53,937,967
Allocation of shares                                     28,344,991          (28,344,991)                    -
                                                    ------------------   ------------------   ------------------
Net increase (decrease)                                 169,797,374          (26,669,729)          143,127,645
Net assets available for benefits:
  Beginning of year                                     593,521,316           26,669,729           620,191,045
                                                    ------------------   ------------------   ------------------
  End of year                                         $ 763,318,690        $           -        $  763,318,690
                                                    ==================   ==================   ==================




   The accompanying notes are an integral part of these financial statements.

                       ING Americas Savings Plan and ESOP
            Statement of Changes in Net Assets Available for Benefits
                      For the year ended December 31, 2002




                                                        Allocated            Unallocated             Total
                                                    ------------------   ------------------   -----------------
Additions:
 Interest and dividends                               $   9,883,330        $   2,096,863        $  11,980,193
 Contributions - participants                            41,613,737                    -           41,613,737
 Rollover contributions                                   2,855,913                    -            2,855,913
 Plan mergers                                            73,368,227                    -           73,368,227
 Principal payments on note                                       -            7,422,511            7,422,511
 Cash received for debt service                                   -            1,700,000            1,700,000
 Other                                                      463,193                    -              463,193
                                                    ------------------   ------------------   -----------------
Total additions                                         128,184,400           11,219,374          139,403,774

Deductions:
 Net depreciation in fair value of investments           91,312,900           21,311,935          112,624,835
 Benefits paid directly to participants                  51,448,769                    -           51,448,769
 Administrative expenses                                  1,633,028                    -            1,633,028
 Transfers to other plan                                 12,795,936                    -           12,795,936
 Cash used for debt service                                       -            7,422,511            7,422,511
 Interest expense                                                 -            1,200,000            1,200,000
 Other                                                            -            2,890,251            2,890,251
                                                    ------------------   ------------------   -----------------
Total deductions                                        157,190,633           32,824,697          190,015,330
Allocation of shares                                     32,727,178          (32,727,178)                   -
                                                    ------------------   ------------------   -----------------
Net increase (decrease)                                   3,720,945          (54,332,501)         (50,611,556)
Net assets available for benefits:
 Beginning of year                                      589,800,371           81,002,230          670,802,601
                                                    ------------------   ------------------   -----------------
 End of year                                          $ 593,521,316        $  26,669,729        $ 620,191,045
                                                    ==================   ==================   =================




   The accompanying notes are an integral part of these financial statements.

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

1.   Description of the Plan

     The following is a general description of the ING Americas Savings Plan and ESOP, hereinafter referred to as the "Plan." Participants should refer to the Plan documents for a more complete description of the Plan's provisions, including those described herein.

     The Plan is intended to meet the requirements for qualification as both a profit sharing plan and stock bonus plan under the Internal Revenue Code (the "IRC") Section 401(a) with an employee stock ownership feature under
     Section 4975(e)(7) of the IRC. The employee stock ownership feature of the Plan is designed to invest primarily in qualifying employer securities that meet the requirements of IRC Sections 4975(e)(8) and 409(l). The Plan also contains a salary reduction feature intended to meet the requirements applicable to cash or deferred arrangements under Section 401(k) of the IRC. The Plan is intended to be in full compliance with applicable requirements of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     ING North America Insurance Corporation is the Plan sponsor ("Plan Sponsor") and the ING U.S. Pension Committee is the plan administrator ("Plan Administrator"). Effective January 2002, ING National Trust became the sole trustee of the Plan. Riggs Bank N.A., Mellon Bank, Putnam and Northern Trust were the former trustees ("Trustees") of the Plan through January 2002.

     The Plan covers all eligible employees of ING North America Insurance Corporation ("ING" or the "Company") as well as various other related ING participating employers.

     Plan Mergers

     During 2001, two plans of ING were merged into the Plan, and effective July 1, 2001 the Plan's name was changed from ReliaStar Financial Corp. Success Sharing Plan and ESOP ("RLR Plan") to the ING Americas Savings Plan and ESOP. The merging plans were the ING Savings Plan ("ING Plan") and the ING Incentive Savings Plan for Aetna Financial Services and Aetna International Employees ("AFS Plan"). These plans retained their existing provisions until January 1, 2002, at which time the provisions were amended to be uniform for all participants. Additionally, assets of these plans remained with their respective Trustees through December 31, 2001, and in early 2002, the assets were transferred to ING National Trust.

     Effective January 1, 2002, assets of the Financial Network Investment Company ("FNIC") were transferred into the Plan. Also during 2002, the remaining participants of the AFS Plan were transferred into the Plan and the Aeltus participants that were part of the AFS Plan were transferred out of the Plan.

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     Investment Options

     At December 31, 2003, the Plan's assets were invested in the following investment vehicles: ING Life of Georgia GIC Account, ING Security Life of Denver GIC Account, Stable Value Option Fund, ING GNMA Income Fund, ING Intermediate Bond Fund, Fidelity Puritan Fund, ING Index Plus LargeCap Fund, Merrill Lynch Equity Index Trust, Fidelity Blue Chip Growth Fund, ING Growth Fund, ING LargeCap Growth Fund, ING Value Opportunity Fund, MFS Capital Opportunities Fund, AIM Small Cap Growth Fund, ING Index Plus MidCap Fund, ING Small Company Fund, ING SmallCap Opportunities Fund, ING Technology Fund, ING International Fund, ING International Value Fund, Janus Worldwide Fund, ING Market Stock Fund and ING Leveraged Stock Fund.


     Concentrations of Risk

     At December 31, 2003 and 2002, the Plan's assets were significantly concentrated in ING mutual funds and shares of ING common stock, the value of which is subject to fluctuations related to corporate, industry and economic factors.

     Eligibility

     All employees meeting the qualifying requirements, as specified in the Plan documents, are immediately eligible to participate in the Plan.

     Participant Accounts

     Each participant's account is credited with the participant's contribution and the Company's contribution. Company contributions are based on participant deferrals and eligible earnings. Each participant's account is also credited with allocations of Plan investment results. All earnings are allocated to each participant's account as soon as practicable after they accrue or arise. Participant accounts are reduced by any administrative fee charged against the account. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions, restore accounts previously forfeited, or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting

     Participants are immediately vested in their contributions plus actual earnings thereon.

     Vesting in the Company's matching contributions plus actual earnings thereon is based on a graded schedule related to years of service as specified in the Plan documents. Participants should refer to the applicable Plan document for a complete discussion of vesting provisions.

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     The amount of cumulative forfeited nonvested participant accounts as of December 31, 2003 was $845,267.

     Employee Contributions

     All participants in the Plan may contribute up to 20% of their pretax annual compensation. Participants may also contribute eligible amounts representing distributions from other qualified plans ("rollovers"). Participant contributions, other than rollovers, are subject to limitations imposed by the IRC.

     Employer Contributions

     The Company matches participant pre-tax contributions at 100% of each participant's contributions up to the first 6% of eligible compensation. Through November 2003, the Company directed its match to the ING Leveraged Stock Fund. During November 2003, all unallocated Company Shares (as defined below) were fully allocated to participant accounts. Company matching contributions are thereafter allocated in accordance with each participant's elective deferral allocation election. Participants may reallocate this Company match to other investment options available within the Plan.

     Unallocated Amounts

     The unallocated amounts shown on the financial statements of the Plan represent the value of the shares of ING American Depository Shares of ING Groep, N.V. ("Company ADRs" or "Company Shares"), including any dividends and earnings attributable thereto, that were purchased by the Plan using the proceeds of borrowings under the ESOP note payable. Principal and interest payments on the outstanding note payable were funded by dividends received on Company Shares or by direct contributions from the Company. The note was paid in full during 2003.

     Allocation of Shares

     The Company has no rights against the Company Shares once they are allocated to participant accounts. During 2003 and 2002, the Company allocated a total of 1,884,555 and 1,581,946 Company Shares (adjusted for share splits, as applicable, and net of dividend recoupments) with a corresponding value of $28,344,991 and $32,727,178, respectively.

     In lieu of receiving cash dividends earned on Company Shares which have been allocated to participant accounts, these accounts are credited with equivalent shares of Company Shares. Until the ESOP note was paid off, actual dividends on the Company Shares were transferred to the Unallocated Fund and applied towards making payments on the ESOP note. The transfer of these amounts is classified net as allocation of shares in the accompanying Statements of Changes in Net Assets Available for Benefits.

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     Participant Loans

     Subject to the provisions of the Plan and applicable law, participants may borrow against their account balances provided that the amount requested is at least $1,000 but not more than the lesser of 50% of the participant's vested balance or $50,000.

     Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years. Principal and interest are repaid ratably through payroll deductions.

     Benefits

     Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary may elect to receive either a lump-sum distribution or periodic payments of the vested account balances. As defined in the Plan documents, certain employees are also eligible for hardship withdrawals, as defined in the IRC. Participants should refer to the Plan documents for a complete discussion of benefit payment provisions.

     Administrative Expenses

     The Plan is responsible for paying all Plan expenses unless the Company determines to pay them. Forfeitures were used to pay Plan expenses as permitted by the Plan documents.

     Plan Termination

     Although it has not expressed any intent to, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Plan accounts.


2.   Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements have been prepared using the accrual basis of accounting.

     Investment Valuation and Income Recognition

     The Plan provides for investments in Company Shares, guaranteed investment contracts ("GIC"), money market funds and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     that changes in the values of investment securities will occur in the near term; such changes could materially affect the amounts reported in the statements of net assets available for benefits.

     Mutual funds are stated at fair value, which is the quoted market price. Investments in Company Shares are based on the quoted market price of the common shares of ING Groep N.V. Certain investments in contracts with insurance companies are stated at contract value, in accordance with American Institute of Certified Public Accountants ("AICPA") Statement of Position 94-4 Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans ("SOP 94-4"), which approximates fair value.

     Loans to participants are valued at their outstanding balances, which approximate fair value.

     Interest income is recorded on the accrual basis of accounting. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade date.

     Use of Estimates

     The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     Risks and Uncertainties

     The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

     Reclassifications

     Certain 2002 balances have been reclassified to conform to the 2003 presentation.

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

3.   Income Tax Status

     The Plan received a determination letter from the Internal Revenue Service ("IRS") dated April 28, 2003, stating that the Plan is qualified under
     Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

     The Plan was amended and restated effective February 26, 2002, to comply with the provisions of the GUST amendment to IRC. The following acts are collectively referred to as the GUST amendment; the Retirement Protection Act of 1994, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, and the Internal Revenue Service Restructuring and Reform Act of 1998.



4.   Investments

     The value of individual investments that represent 5% or more of the Plan's total net assets is as follows as of December 31:


                                                                            2003                  2002
                                                                     ------------------   ------------------
     ING Company Shares, 13,251,439 and 13,839,507 shares
      adjusted for share splits, as applicable), respectively        $  134,675,087       $  115,259,104
     Fidelity Blue Chip Growth Fund                                      44,005,633           31,991,509
     ING Life of Georgia GIC Account**                                   99,548,517           97,188,721
     Stable Value Option Fund                                           172,594,211          152,088,653

     **  ING GIC Georgia I Fund and ING GIC Georgia II Fund combined in
         2002 to form ING Life of Georgia GIC Account


     The net appreciation (depreciation) in fair value of each significant class of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments, is as follows for the years ended December 31:


                                                                            2003                  2002
                                                                     ------------------   ------------------
     Mutual funds                                                    $   63,151,847       $  (65,889,141)
     ING Company shares                                                  48,279,247          (55,555,707)
     Insurance contracts                                                  9,205,881            8,820,013
                                                                     ------------------   ------------------
     Net appreciation (depreciation) in fair value                   $  120,636,975       $ (112,624,835)
                                                                     ==================   ==================

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

5.   Non-participant-Directed Investments

     In 2002, the Plan was amended to allow participants to reallocate the Company matching contribution allocated to participant accounts to other investment options offered under the Plan. Therefore, effective January 1, 2002, all investments are participant directed.


6.   Investments in Insurance Contracts

     As of December 31, 2003, the Plan maintained three GIC related investment options, which are sponsored by the Life Insurance Company of Georgia (GA 127-B), ING Security Life (GA 110-B) and Aetna Life Insurance Company (14679). These three investments comprise the Stable Value Option Fund at December 31, 2003. As of December 31, 2002, the Plan maintained five GIC related investment options, which were sponsored by the Life Insurance Company of Georgia (GA 127-B), Security Life of Denver Insurance Company (GA 110-B), ReliaStar Life Insurance Company (GA 51478-1) and ING Life Insurance and Annuity Company (GA 14698 and GA 14679). The proceeds of former contract 14649 were transferred into contract 14698 during February 2002. GA 51478-1, GA 14698 and GA 14679 comprise the Stable Value Option Fund at December 31, 2002. The contracts held by the Plan are considered fully benefit-responsive in accordance with AICPA SOP 94-4 and are carried at contract value. As of December 31, 2003 and 2002, the fair value of the investments in insurance contracts is approximately $301,165,772 and $278,307,937, respectively.

     The earnings of the GIC funds are based on an interest rate applied to each participant's outstanding balance. The interest rates are analyzed and may be reset by the GIC issuer annually for GA 127-B, GA 110-B and GA 51478-1, semi-annually for GA 14698 and quarterly for GA 14679.

     The average yield for all contracts is as follows for the years ended December 31:


                                               2003                 2002
                                       -------------------  -------------------
     GA 127-B                                  7.50 %               7.50 %
     GA 110-B                                  7.50                 7.50
     GA 51478-1                                6.44                 6.36
     GA 14698                                  4.10                 5.13
     GA 14679                                  7.54                 7.44


     The crediting interest rate for all contracts is as follows as of December 31:

                                               2003                 2002
                                       -------------------  -------------------
     GA 127-B                                  7.50 %               7.50 %
     GA 110-B                                  7.50                 7.50
     GA 51478-1                                6.48                 6.43
     GA 14698                                  3.73                 4.93
     GA 14679                                  7.38                 7.46

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

     The minimum crediting interest rate for all contracts is as follows for the years ended December 31:

                                               2003                 2002
                                       -------------------  -------------------
     GA 127-B                                  3.00 %               3.00 %
     GA 110-B                                  3.00                 3.00
     GA 51478-1                                   -                    -
     GA 14698                                     -                    -
     GA 14679                                  6.73                 6.73

     The underlying contracts have no restrictions on the use of Plan assets and there are no valuation reserves recorded to adjust contract amounts.



7.   Note Payable

     In January 1991, ReliaStar Financial Corporation ("ReliaStar") completed a transaction with the Plan whereby ReliaStar issued 1,338,090 shares of a new series of convertible preferred stock to the Plan. To finance the stock purchase, the Plan borrowed $30,000,000 from ReliaStar under a 9.5%, 20-year note. Prepayments of principal could be made at any time without penalty. The note was collateralized by the unallocated shares held by the Plan.

     Each share of the original ReliaStar convertible preferred stock had a minimum redemption value of $22.42 and was convertible into two shares of common stock. The annual dividend was $2.19 per share, was paid semiannually, and was subject to future adjustments under certain circumstances. At the close of business on December 31, 1996, the convertible preferred stock shares were converted into ReliaStar common stock shares at a ratio of two shares of common for each share of convertible preferred. No conversion premium was involved.

     In connection with the merger of ReliaStar into ING, shares owned by the Plan were exchanged for Company Shares at a value of $54.00 per share of ReliaStar common stock.

     ING and ReliaStar paid dividends on the shares held by the Plan plus additional cash contributions in amounts necessary to enable the Plan to meet its obligations under the note. Shares were released for allocation to participant accounts based on a prescribed schedule coinciding with payments on the note. Interest was payable annually; however, all remaining unpaid principal under the note was due at the end of the 20-year period. During 2003, the Plan made principal and interest payments of $5,121,890 and $1,124,954, respectively. During 2002, the Plan made principal and interest payments of $7,422,511 and $1,200,000, respectively. During 2003, the loan obligation was paid off.

ING Americas Savings Plan and ESOP
Notes to Financial Statements
--------------------------------------------------------------------------------

8.   Blackout Period

     During 2002, as part of the transfer to a new trustee, the Plan Sponsor initiated blackout period restrictions with respect to participant activity. Certain investment options were changed and new ones made available to participants.

     All contributions for 2002 were directed to the new Trustee. Effective February 15, 2002, the blackout period ended and full-service activity resumed on all participant accounts.


9.   Parties-in-Interest to the Plan

     The Plan holds investments in several mutual funds and GIC funds that are managed by affiliated companies of the Plan Sponsor. These funds are considered parties-in-interest (as defined in ERISA) to the Plan. At December 31, 2003 and 2002, funds of $465,012,047 and $390,530,180 were held in such investments and are considered parties-in-interest to the Plan.

                              Supplemental Schedule

ING Americas Savings Plan and ESOP
EIN: 52-1317217     Plan No.: 001
Schedule H, Line 4i
Schedule of Assets (Held at End of Year)
At December 31, 2003
--------------------------------------------------------------------------------


(a)                    (b)                                  (c)                            (e)
            Identity of Issue, Borrower                Description of                    Current
             Lessor, or Similar Party                    Investment                       Value
----- -----------------------------------------  ------------------------          -------------------

      AIM Small Cap Growth Fund                     Mutual Fund Shares                $  16,957,146
      Fidelity Blue Chip Growth Fund                Mutual Fund Shares                   44,005,633
      Fidelity Puritan Fund                         Mutual Fund Shares                   33,913,801
*     ING GNMA Income Fund (I)                      Mutual Fund Shares                    4,273,883
*     ING Growth Fund (I)                           Mutual Fund Shares                   10,924,939
*     ING Index Plus LargeCap Fund (I)              Mutual Fund Shares                   29,351,625
*     ING Index Plus MidCap Fund (I)                Mutual Fund Shares                   13,569,283
*     ING Intermediate Bond Fund (I)                Mutual Fund Shares                   12,142,272
*     ING International Fund (I)                    Mutual Fund Shares                    9,215,336
*     ING International Value Fund (I)              Mutual Fund Shares                   21,070,274
*     ING Large Cap Growth Fund (I)                 Mutual Fund Shares                   26,454,773
      ING Leveraged Stock Fund                      Shares of Company Stock             107,825,409
*     ING Life of Georgia GIC Account               Guaranteed Investment Contract       99,548,517
      ING Market Stock Fund                         Shares of Company Stock              26,849,678
*     ING Security Life of Denver GIC Account       Guaranteed Investment Contract       29,597,864
*     ING Small Company Fund (I)                        Mutual Fund Shares                   13,323,868
*     ING SmallCap Opportunities Fund (I)              Mutual Fund Shares                   10,005,280
*     ING Technology Fund (I)                          Mutual Fund Shares                    8,602,445
*     ING Value Opportunities Fund (I)                 Mutual Fund Shares                    4,337,477
      Janus Worldwide Fund                          Mutual Fund Shares                   14,413,697
      Merrill Lynch Equity Index Trust              Mutual Fund Shares                   33,790,582
      MFS Capital Opportunities Fund                Mutual Fund Shares                    6,891,726
*     Stable Value Option Fund                      Guaranteed Investment Contract      172,594,211
**    Participant loans                                                                  13,658,971
                                                                                   -------------------
                                                                                      $ 763,318,690
                                                                                   ===================


Note: Column (d) cost information is omitted for all participant directed investments.

*    Indicates a party-in-interest to the Plan.

** Each loan will bear an interest rate as prescribed by the Plan's applicable provisions, currently the prime interest rate plus 1%. Loan repayment periods are for a maximum of five years.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                       ING Americas Savings Plan and ESOP

Dated: June 21, 2004                   By: ING US PENSION COMMITTEE


                                           By:/s/ Darryl Harris
                                              ----------------------------------
                                              Name:  Darryl Harris
                                              Title: Chairman

                                   Exhibit 1

            Consent of Independent Registered Public Accounting Firm



We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-13668) pertaining to the ING Americas Savings Plan and ESOP of ING Groep N.V. and affiliates of our report dated June 21, 2004, with respect to the financial statements and schedule of the ING Americas Savings Plan and ESOP included in this Annual Report (Form 11-K) for the year ended December 31, 2003.


Atlanta, Georgia                                           /s/ Ernst & Young LLP
June 21, 2004

                                  Exhibit 99.1

                CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350
                 (SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002)

In connection with the Annual Report on Form 11-K of the ING Americas Savings Plan and ESOP (the "Plan") for the year ended December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.


Date: June 21, 2004

                                            By: /s/ B. Scott Burton
                                                --------------------------------
                                                Name:  B. Scott Burton
                                                Title: Attorney in Fact


The foregoing  certification  is being  furnished  solely  pursuant to 18 U.S.C.
Section 1350 and is not being filed as part of the Report or as a separate disclosure document. This certification shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to liability under that section. This certification shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent that this Exhibit 99.1 is expressly and specifically incorporated by reference in any such filing.

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.